Underwriting Agreement

                                    May 13, 2009

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

HSBC Securities (USA) Inc.

452 Fifth Avenue

New York, New York 10018

J.P. Morgan Securities Inc.

270 Park Avenue

New York, New York 10017

Ladies and Gentlemen:

ArcelorMittal, a Luxembourg société anonyme (the “Company”), proposes to issue and sell to the several Underwriters listed in Schedule 1 hereto (the “Underwriters”), for whom you are acting as representatives (the “Representatives”), $750,000,000 principal amount of its 9% Notes due 2015 and $1,500,000,000 principal amount of its 9.85% Notes due 2019, having the terms set forth in Schedule 2 hereto (the “Securities”). The Securities will be issued pursuant to an Indenture and a Supplemental Indenture each to be dated as of May 20, 2009 (the “Indenture”) between the Company and HSBC Bank USA, National Association, as trustee (the “Trustee”).

The Company agrees to issue and sell the Securities to the several Underwriters as provided in this Agreement, and each Underwriter, on the basis of the representations, warranties and agreements set forth herein and subject to the conditions set forth herein, agrees, severally and not jointly, to purchase from the Company the respective principal amount of Securities set forth opposite such Underwriter’s name in Schedule 1 hereto at a price equal to 98.581% of the principal amount thereof plus accrued interest, if any, from May 20, 2009 to the date of payment and delivery with respect to the 9% Notes due 2015 and at a price equal to 97.072% of the principal amount thereof plus accrued interest, if any, from May 20, 2009 to the date of payment and delivery with respect to the 9.85% Notes due 2019. The Company will not be obligated to deliver any of the Securities except upon payment for all the Securities to be purchased as provided herein.

The Company understands that the Underwriters intend to make a public offering of the Securities as soon after the effectiveness of this Agreement as in the judgment of the Representatives is advisable, and initially to offer the Securities on the terms set forth in the Time of Sale Information and the Prospectus.

Schedule 3 hereto sets forth information that together with the Preliminary Prospectus used most recently prior to the execution of this Underwriting Agreement, constitute the Time of Sale Information made available at the Time of Sale. The “Time of Sale” with respect to the Securities is defined as 6:50 pm, New York time, on May 13, 2009. The Company acknowledges and agrees that the Underwriters may offer and sell Securities to or through any affiliate of an Underwriter and that any such affiliate may offer and sell Securities purchased by it to or through any Underwriter.

Payment for and delivery of the Securities shall be made at the offices of Cleary Gottlieb Steen & Hamilton LLP at 10:00 A.M., New York City time, on May 20, 2009 or at such other time or place on the same or such other date, not later than the fifth business day thereafter, as the Representatives and the Company may agree upon in writing. The time and date of such payment and delivery is referred to herein as the “Closing Date.” The term “business day” means any day other than a Saturday or Sunday or any day on which applicable law authorizes or requires banking institutions in The City of New York, Paris or Luxembourg to close.

Payment for the Securities shall be made by wire transfer in immediately available funds to the account(s) specified by the Company to the Representatives against delivery to the nominee of The Depository Trust Company, for the account of the Underwriters, of one or more global notes representing the Securities (collectively, the “Global Note”), with any transfer taxes payable in connection with the sale of the Securities duly paid by the Company. The Global Note will be made available for inspection by the Representatives not later than 1:00 P.M., New York City time, on the business day prior to the Closing Date.

The Company and the Underwriters acknowledge and agree that the only information relating to any Underwriter which has been furnished to the Company by any Underwriter through the Representatives expressly for use in the Registration Statement, including the Basic Prospectus included therein, the Preliminary Prospectus or the Prospectus (or any amendment or supplement thereto), any Issuer Free Writing Prospectus or any Time of Sale Information consists of the following: the legal and marketing names of the Underwriters on the cover page and in the first paragraph under the heading “Underwriting” in the prospectus supplement included in the Preliminary Prospectus and in the prospectus supplement included in the Prospectus, the information contained in the table and in the third, fourth, seventh, eighth, ninth and tenth full paragraphs and in “Other Relationships” under the heading “Underwriting” in the prospectus supplement included in the Preliminary Prospectus and the prospectus supplement included in the Final Prospectus, and the following information in the final Pricing Term Sheets dated May 13, 2009: (i) the Spread to Benchmark Treasury (ii) Benchmark Treasury and (iii) the Benchmark Treasury Price and Yield.

Notices to the Representatives shall be given at: Citigroup Global Markets Inc., 388 Greenwich Street, New York, New York 10013, (fax: (646) 862-8807) Attention: Brian Bednarski; HSBC Securities (USA) Inc., 452 Fifth Avenue, New York, New York 10018 (fax: (212) 525-0238), Attention: Transaction Management Group; and J.P. Morgan Securities Inc., 270 Park Avenue, New York, New York 10017 (fax: (212) 834-6081), Attention: High Grade Syndicate Desk - 8th floor.

All provisions contained in the document entitled ArcelorMittal Debt Securities Underwriting Agreement Standard Provisions are incorporated by reference herein in their entirety and shall be deemed to be a part of this Underwriting Agreement to the same extent as if such provisions had been set forth in full herein, except that if any term defined in such Underwriting Agreement Standard Provisions is otherwise defined herein, the definition set forth herein shall control.

This Agreement may be signed in counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which shall be an original and all of which together shall constitute one and the same instrument.

If the foregoing is in accordance with your understanding, please indicate your acceptance of this Agreement by signing in the space provided below.

Very truly yours,

ARCELORMITTAL

By /s/ Henk Scheffer
Name: Henk Scheffer
Title: Company Secretary

By /s/ Armand Gobber
Name: Armand Gobber
Title: Vice President—Financing

[Underwriting Agreement Signature Page]

Accepted: May 13, 2009

For themselves and on behalf of the

several Underwriters listed

in Schedule 1 hereto.

Citigroup Global Markets Inc.

By /s/ Brian D. Bednarskiry
Name: Brian D. Bednarskiry
Authorized Signatory

[Underwriting Agreement Signature Page]

HSBC Securities (USA) Inc.

By /s/ Maureen K. Sweeny
Name: Maureen K. Sweeny
Authorized Signatory: Vice President

[Underwriting Agreement Signature Page]

J.P. Morgan Securities Inc.

By /s/ Maria Sramek
Name: Maria Sramek
Title: Executive Director
Authorized Signatory

[Underwriting Agreement Signature Page]

Schedule 1

Underwriter	Principal Amount of 2015 Notes	Principal Amount of 2019 Notes
J.P. Morgan Securities Inc.	$262,500,000	$525,000,000
Citigroup Global Markets Inc.	168,750,000	337,500,000
HSBC Securities (USA) Inc.	168,750,000	337,500,000
Deutsche Bank Securities Inc.	—	83,333,000
Goldman, Sachs & Co.	107,143,000	—
Morgan Stanley & Co. Incorporated	14,286,000	72,223,000
Santander Investment Securities Inc.	14,286,000	72,222,000
Scotia Capital (USA) Inc.	14,285,000	72,222,000

Total	$750,000,000	$1,500,000,000

Schedule 2

Representative(s) and Address(es) for Notices:

Citigroup Global Markets Inc., 388 Greenwich Street, New York, New York 10013, (fax: (646) 862-8807) Attention: Brian Bednarski

HSBC Securities (USA) Inc., 452 Fifth Avenue, New York, New York 10018 (fax: (212) 525-0238), Attention: Transaction Management Group

J.P. Morgan Securities Inc., 270 Park Avenue, New York, New York 10017 (fax: (212) 834-6081), Attention: High Grade Syndicate Desk - 8th floor

Certain Terms of the Notes due 2015:

Title of Securities: 9% Notes due 2015

Aggregate Principal Amount of Notes: $750,000,000

Maturity Date:	February 15, 2015

Interest Rate:	9%

Interest Payment Dates:	August 15 and February 15, commencing August 15, 2009

Record Dates:	August 1 and February 1

Redemption Provisions:	Make whole call at Treasury plus 50 basis points Tax redemption

Change of control:	101%

Interest adjustment clause:	The interest rate payable on the Notes is subject to adjustment from time to time if the rating assigned to the notes is downgraded (or subsequently upgraded) under certain circumstances

Certain Terms of the Notes due 2019:

Title of Securities: 9.850% Notes due 2019

Aggregate Principal Amount of Notes: $1,500,000,000

Maturity Date:	June 1, 2019

Interest Rate:	9.850%

Interest Payment Dates:	June 1 and December 1, commencing June 1, 2009

Record Dates:	May 15 and November 15

Redemption Provisions:	Make whole call at Treasury plus 50 basis points Tax redemption

Change of control:	101%

Interest adjustment clause:	The interest rate payable on the Notes is subject to adjustment from time to time if the rating assigned to the notes is downgraded (or subsequently upgraded) under certain circumstances

Schedule 3

Time of Sale Information

Term sheet containing the terms of the Securities, substantially in the form of Schedule 4

Schedule 4

Filed Pursuant to Rule 433

Registration Statement No. 333-157658

Final Term Sheet dated May 13, 2009 supplementing

the Preliminary Prospectus Supplement dated May 13, 2009

Final Term Sheet

ArcelorMittal

$750,000,000

aggregate principal amount of its

9% Notes due 2015

This final term sheet dated May 13, 2009 relates only to the securities described below and should be read together with the preliminary prospectus supplement dated May 13, 2009 and the accompanying prospectus (including the documents incorporated by reference in the Preliminary Prospectus and the accompanying prospectus) (together, the “Preliminary Prospectus”) before making a decision in connection with an investment in the securities. Terms used but not defined herein have the meaning ascribed to them in the Preliminary Prospectus.

Issuer:	ArcelorMittal

Security description:	9% Notes due 2015 (the “Notes”)

Size:	$750,000,000

Price:	98.931%

Maturity:	February 15, 2015, unless earlier redeemed

Interest rate:	9% per annum

Yield to Maturity:	9.250%

Benchmark Treasury:	1.875% April 2014

Spread to Benchmark Treasury:	T+727.7

Benchmark Treasury Price and Yield:	99-17 1/4 / 1.973%

Interest payment dates:	August 15 and February 15 of each year, beginning on August 15, 2009

Proceeds to company before expenses	$739,357,500

Change of control:	101%

Make Whole Spread:	T+50

Trade date:	May 13, 2009

Settlement:	T+5; May 20, 2009

CUSIP:	03938LAL8

ISIN:	US03938LAL80

Denominations/Multiple:	2,000 x 1,000

Ratings:

Expected to be “Baa2” by Moody’s; “BBB+” by Standard & Poor’s; and “BBB+” by Fitch.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Underwriters

Joint Bookrunning Managers

J.P. Morgan Securities Inc. (Global Coordinator)

Citigroup Global Markets Inc.

HSBC Securities (USA) Inc.

Goldman, Sachs & Co.

Morgan Stanley & Co. Incorporated

Co-Lead Managers

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

It is expected that delivery of the Notes will be made against payment therefor on or about May 20, 2009 which will be 5 business days following the date of pricing of the Notes hereof (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade at the commencement of trading will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting IDEA on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from J.P. Morgan Securities Inc., at 1-212-834-4533; Citigroup Global Markets Inc., toll free at 1-877-858-5407; or HSBC Securities (USA) Inc., toll free at 1-866-811-8049.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

Final Term Sheet

ArcelorMittal

$1,500,000,000

aggregate principal amount of its

9.85% Notes due 2019

This final term sheet dated May 13, 2009 relates only to the securities described below and should be read together with the preliminary prospectus supplement dated May 13, 2009 and the accompanying prospectus (including the documents incorporated by reference in the Preliminary Prospectus and the accompanying prospectus) (together, the “Preliminary Prospectus”) before making a decision in connection with an investment in the securities. Terms used but not defined herein have the meaning ascribed to them in the Preliminary Prospectus.

Issuer:	ArcelorMittal

Security description:	9.850% Notes due 2019 (the “Notes”)

Size:	$1,500,000,000

Price:	97.522%

Maturity:	June 1, 2019, unless earlier redeemed

Interest rate:	9.850% per annum

Yield to Maturity:	10.250%

Benchmark Treasury:	3.125% May 2019

Spread to Benchmark Treasury:	T+713.4

Benchmark Treasury Price and Yield:	100-02+ / 3.116%

Interest payment dates:	June 1 and December 1 of each year, beginning on December 1, 2009

Proceeds to company before expenses	1,456,080,000

Change of control:	101%

Make Whole Spread:	T+50

Trade date:	May 13, 2009

Settlement:	T+5; May 20, 2009

CUSIP:	03938L AM6

ISIN:	US03938LAM63

Denominations/Multiple:	2,000 x 1,000

Ratings:

Expected to be “Baa2” by Moody’s; “BBB+” by Standard & Poor’s; and “BBB+” by Fitch.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Underwriters

Joint Bookrunning Managers

J.P. Morgan Securities Inc. (Global Coordinator)

Citigroup Global Markets Inc.

HSBC Securities (USA) Inc.

Deutsche Bank Securities Inc.

Morgan Stanley & Co. Incorporated

Co-Lead Managers

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

It is expected that delivery of the Notes will be made against payment therefor on or about May 20, 2009 which will be 5 business day following the date of pricing of the Notes hereof (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade at the commencement of trading will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting IDEA on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from J.P. Morgan Securities Inc., at 1-212-834-4533; Citigroup Global Markets Inc., toll free at 1-877-858-5407; or HSBC Securities (USA) Inc., toll free at 1-866-811-8049.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.